UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 28, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

ANNOUNCEMENT
IMPLEMENTATION RESULT
IN RELATION TO ABSORPTION OF SHANGHAI AIRLINES THROUGH
SHARE EXCHANGE, CHANGES IN SHARE CAPITAL AND LISTING OF
ADDITIONAL A SHARES

Reference is made to the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 10 July 2009 in relation to, inter alia, the absorption of Shanghai Airlines and the circular of the Company dated 25 August 2009 in relation to the absorption of Shanghai Airlines (the “Circular”). Terms used herein shall have the same meanings as ascribed to them in the Circular.

Approval granted under Zheng Jian Xu Ke [2009] No. 1483 by CSRC in relation to the Company’s application for the absorption of Shanghai Airlines through the exchange of A Shares was received, and the exchange of A Shares has been completed on 28 January 2010.

After the absorption of Shanghai Airlines through the exchange of A Shares, the total issued share capital of the Company was enlarged by 1,694,838,860 Shares to 11,276,538,860 Shares.

The shareholding structure of the Company prior to and after the absorption through the exchange of A Shares is set out as follows:

Unit: Share	Prior to the changes	Additional shares	After the changes

Listed shares with trading moratorium (A Shares)	5,691,375,000	288,888,860 (Note 1)	5,980,263,860
Listed shares without trading moratorium (A Shares)	396,000,000	1,405,950,000	1,801,950,000
Listed shares with trading moratorium (H Shares)	1,437,375,000	–	1,437,375,000
Listed shares without trading moratorium (H Shares)	2,056,950,000	–	2,056,950,000

Total	9,581,700,000	1,694,838,860	11,276,538,860

The top 10 shareholders of the Company after the completion of the exchange of A Shares and their respective shareholdings are set out as follows:

No.	Name of shareholders	Number of shares held	Percentage of shareholding	Nature of shares	Trading moratorium

1	CEA Holding	4,831,375,000	42.84%	Listed A Shares with
				trading moratorium
2	CES Global	1,927,375,000	17.09%	Listed H Shares/	Note 2
				Listed H Shares with
				trading moratorium
3	HKSCC Nominees Limited	1,539,637,139	13.65%	Listed H Shares
4	上海聯和投資有限公司	502,400,262	4.46%	Listed A Shares
	(Shanghai United Investment Co., Ltd.)
5	中國航空油料集團公司	421,052,632	3.73%	Listed A Shares with
	(China National Aviation Fuel			trading moratorium
	Group Corporation)
6	JinJiang Holding	400,334,918	3.55%	Listed A Shares/	Note 1
				Listed A Shares with
				trading moratorium

7	航天投資控股有限公司	210,526,315	1.87%	Listed A Shares with
	(Aerospace Capital Holding Co., Ltd.)			trading moratorium
8	中銀集團投資有限公司	187,052,580	1.66%	Listed A Shares
	(Bank of China Group Investment Limited)
9	航天科技財務有限責任公司	94,736,846	0.84%	Listed A Shares with
	Aerospace Science &Technology Finance			trading moratorium
	Co., Ltd.)
10	中外運空運發展股份有限公司	83,157,894	0.74%	Listed A Shares with
	(Sinotrans Air Transportation Development			trading moratorium
	Co., Ltd.)

Among these 1,694,838,860 additional A Shares, 1,405,950,000 Shares are listed shares without trading moratorium, which will be tradable on 2 February 2010, 288,888,860 Shares are listed shares with trading moratorium, which will be tradable on 25 June 2012 (Note 1).

Note:

1.
After completion of the absorption of Shanghai Airlines through the exchange of A Shares, the SA Shares with trading moratorium will be correspondingly exchanged into the A Shares of the Company and there will be trading moratorium for those A Shares that have been exchanged. Since the 222,222,200 SA Shares held by 錦江國際（集團）有限公司 (JinJiang International Holdings Co., Ltd.) (“JinJiang Holding”) shall not be disposed from 25 June 2009 to 25 June 2012, after completion of the absorption through the exchange of A Shares, the respective 288,888,860 A Shares held by JinJiang Holding shall not be disposed from 28 January 2010 to 25 June 2012.

2.	Among the Shares held by CES Global, 1,437,375,000 Shares are listed H Shares with trading moratorium and are expected to be tradable on 26 June 2012, while the remaining Shares are listed H Shares.

By order of the Board
China Eastern Airlines Corporation Limited Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)

Shanghai, the PRC
28 January 2010